904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

August 15, 2005

PRESS RELEASE

GGL provides update on summer exploration program: Doyle Lake kimberlite sill is an "extensive" body

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's summer exploration programs in the Gahcho Kue and Lac de Gras areas of the Northwest Territories, Canada:

Doyle Project: The 100% owned Doyle claims are situated in a highly prospective area of the Northwest Territories, adjacent to the Gahcho Kue (Kennady) cluster of diamondiferous kimberlite pipes. On the Company's Doyle property a diamondiferous kimberlite sill has been traced two kilometres along a northeast strike, dipping gently to the northwest and averaging two metres in thickness.

In late July, the Company was successful in extending, to the northwest, the known boundary of the sill in a down-dip direction to 820 metres. Four vertical core drill holes along two section lines returned the following:

- DO-05-200 (280m down dip) intersected 1.87m of kimberlite from 70.62-70.89m and 74.42-76.02m.
- DO-05-201 (406m down dip) intersected 1.7m of kimberlite from 68.67-70.37m
- DO-05-202 (614m down dip) intersected 1.63m of kimberlite from 132.95-133.58m, 135.44-136.25m, 136.66-136.80m, and 137.59-137.64m
- DO-05-203 (820m down dip) intersected 1.6m of kimberlite from 202.26-203.86m
- DO-05-204 was ended at 293m before intersecting the sill due to the limited capabilities of the drill rig.

The kimberlite intersected, similar to previous intersections, is hypabyssal and varies in color from light green to blue/black. Calcite veining and fibrous serpentine mark the contacts with the host granite. Dominant minerals include olivine, garnet, ilmenite and spinel. Olivine, the majority of which has been serpentinized, comprises up to 50 percent of the core. Garnets comprise two to three percent of the core and range in color from purple/red to orange with associated kelyphitic rims.

The sill, now known to be at least 2 km in length along a northeast strike and at least 820 metres down dip to the northwest, is an extensive kimberlite body.

The summer exploration program remains active, with two land-based kimberlite targets left to be tested by drilling. In addition, the collection of a 20 to 40 tonne mini-bulk sample of the Doyle sill is progressing; the overburden and permafrost have been removed and blasting will begin shortly on the exposed kimberlite.

Samples of the kimberlite core will be shipped for microdiamond analyses at the end of the season. The mini-bulk sample will be shipped to a processing facility in September for dense media separation. Results of these studies, expected to be available near the end of the year will be used to determine the next phase of exploration on the Property.

.../2

Judy Stoeterau , P. Geo. is the on site supervisor of the Doyle Project.

CH Project: A number of ground checks were carried out on selected geophysical and/or indicator mineral anomalies in July in the Seahorse and Courageous areas just to the west and southwest of the Lac de Gras kimberlite field, host to Canada's two diamond mines. A core drill program is expected to begin near the end of August to test a number of land-based targets. These are only a few of the strong targets that exist on the claims, the bulk of which are water-based. The Company plans to continue the anomaly tests during the winter drill season.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com.